# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ENIGMATIG LIMITED, CIK 0001982961
CUSIP: G3066T104
Title of class of securities: Class A ordinary shares, par value US$ 0.000002 per share
Address of issuer's principal executive offices: c/o 16 Raffles Quay,, #30-01, Hong Leong Building,, Singapore, Singapore (U0), 048581
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002081635

## Reporting persons
- Foo Chee Weng Desmond: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 15,750,000; shared voting power 0; sole dispositive power 15,750,000; shared dispositive power 0; aggregate amount beneficially owned 15,750,000 (56.2% of the class)
  Comment: Note to Row (11): The calculation of 56.2% (on an as-converted basis) is based on (i) the numerator of 15,750,000, being the number of the Class B ordinary shares held by Foo Chee Weng Desmond and (ii) the denominator of 28,005,200, being the sum of (x) 12,255,200, being the number of the Issuer's Class A ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer, and (y) 15,750,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of June 30, 2025 as provided by the Issuer. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes. Each Class B ordinary share is convertible into a Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: ENIGMATIG LIMITED
Address of issuer's principal executive offices: c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581

## Item 2. Person Filing
Name of person filing: Foo Chee Weng Desmond
Address of principal business office or, if none, residence: The address of Foo Chee Weng Desmond is c/o 16 Raffles Quay, #30-01, Hong Leong Building, Singapore 048581
Citizenship: Foo Chee Weng Desmond is a citizen of the Republic of Singapore.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for the Reporting Person and is incorporated herein by reference. Foo Chee Weng Desmond owned 15,750,000 Class B ordinary shares as of June 30, 2025.
Percent of class: The information required by Item 4(b) is set forth in Rows 11 of the cover page for the Reporting Person and is incorporated herein by reference. The calculation of 56.2% (on an as-converted basis) is based on (i) the numerator of 15,750,000, being the 15,750,000 Class B ordinary shares held by Foo Chee Weng Desmond , and (ii) the denominator of 28,005,200, being the sum of 12,255,200, being the number of the Issuer's Class A ordinary shares issued and outstanding as of June 30, 2025 and 15,750,000, being the number of the Issuer's total Class B ordinary shares issued and outstanding as of June 30, 2025. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the percentage ownership. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to ten votes, and is convertible into one Class A ordinary share at any time at the option of the holder thereof.
Sole power to vote or to direct the vote: 15,750,000.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 15,750,000.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Foo Chee Weng Desmond: /s/ Foo Chee Weng Desmond, Foo Chee Weng Desmond (08/14/2025)